UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
VERINT SYSTEMS INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	11-3200514 (IRS Employer Identification No.)

330 South Service Road, Melville, New York (Address of principal executive offices)	11747 (Zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which each class is to be
Title of each class to be so registered	registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market, LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: None (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
This registration statement relates solely to the common stock, par value $0.001 per share (the “Common Stock”), of Verint Systems Inc. (the “Company”, “we”, “us”, or “our”), a Delaware corporation. The following is a summary of the Common Stock and certain other important provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and the Company’s Amended and Restated By-laws (the “By-laws”), as well as the applicable provisions of the Delaware General Corporation Law. This summary does not purport to be complete and is subject to and qualified by the Charter and the By-laws, copies of which have been filed by us with the Securities and Exchange Commission.
Common Stock
Liquidation
Upon the liquidation, dissolution or winding up of Verint, holders of common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of preferred stock.
Dividends
Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock out of funds legally available for that purpose. Our credit agreement contains a restrictive covenant which limits our ability to pay cash dividends on our common stock.
Voting Rights
Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. A majority of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote is required for any action by the stockholders (a) except as otherwise provided by law or the Charter and (b) except that directors shall be elected by a plurality of the votes cast at elections. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, Comverse Technology, Inc., our controlling stockholder, has the ability to elect all of our directors.
Preferred Stock
We have 293,000 shares of preferred stock outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to an additional 2,207,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the powers, preferences, privileges and rights thereof, and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that our board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. For more information on our preferred stock, please see Item 13 of our Annual Report on Form 10-K for the year ended January 31, 2010.

Provisions of Delaware Law and Our Certificate of Incorporation and By-laws With Potential Antitakeover Effect
Certificate of Incorporation; By-laws
Our certificate of incorporation and By-laws contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.
Advance Notice Procedures. Our By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our board of directors or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.
Authorized but Unissued Shares. Authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
The Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any person who becomes an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:
•	the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and
•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Item 2. Exhibits.
Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

VERINT SYSTEMS INC.
	By:	/s/ Peter D. Fante
	Name:	Peter D. Fante
	Title:	Chief Legal Officer
Dated: July 1, 2010